Exhibit 99.9

IFRS INR Earnings Release

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Consolidated Financial Statements

We have audited the accompanying interim consolidated financial statements of INFOSYS LIMITED (“the Company") and its subsidiaries (the Company and its subsidiaries together referred to as "the Group"), which comprise the Consolidated Balance Sheet as at March 31, 2018, the Consolidated Statement of Comprehensive Income for the three months and year ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the interim consolidated financial statements").

Management's Responsibility for the Interim Consolidated Financial Statements

The Company's Board of Directors is responsible for the preparation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

This responsibility also includes maintenance of adequate accounting records, for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these interim consolidated financial statements based on our audit. We conducted our audit of the interim consolidated financial statements in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the interim consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation and presentation of the interim consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Board of Directors, as well as evaluating the overall presentation of the interim consolidated financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with IAS 34 as issued by the IASB, of the consolidated state of affairs of the Group as at March 31, 2018, the consolidated profit and consolidated total comprehensive income for the three months and year ended on that date, consolidated changes in equity and the consolidated cash flows for the year ended on that date.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, April 13, 2018	(Membership No. 70928)

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and year ended March 31, 2018

Index

Consolidated Balance Sheet
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
1.	Overview
1.1	Company overview
1.2	Basis of preparation of financial statements
1.3	Basis of consolidation
1.4	Use of estimates
1.5	Critical accounting estimates
1.6	Recent accounting pronouncements
2.	Notes to financial statements
2.1	Cash and cash equivalents
2.2	Investments
2.3	Financial instruments
2.4	Prepayments and other assets
2.5	Other liabilities
2.6	Provisions
2.7	Property, plant and equipment
2.8	Goodwill and other intangible assets
2.9	Business combinations
2.10	Revenue from operations
2.11	Expenses by nature
2.12	Employee benefits
2.13	Equity
2.14	Other income
2.15	Operating leases
2.16	Employees' Stock Option Plans (ESOP)
2.17	Income taxes
2.18	Reconciliation of basic and diluted shares used in computing earnings per share
2.19	Related party transactions
2.20	Disposal group held for sale
2.21	Segment reporting

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Balance Sheet as at	Note	March 31, 2018	March 31, 2017
ASSETS
Current assets
Cash and cash equivalents	2.1	19,818	22,625
Current investments	2.2	6,407	9,970
Trade receivables		13,142	12,322
Unbilled revenue		4,261	3,648
Prepayments and other current assets	2.4	4,313	4,856
Derivative financial instruments	2.3	16	284
		47,957	53,705
Assets held for sale	2.20	2,060	–
Total current assets		50,017	53,705
Non-current assets
Property, plant and equipment	2.7	12,143	11,716
Goodwill	2.8 & 2.20	2,211	3,652
Intangible assets	2.8	247	776
Investment in associate	2.19	–	71
Non-current investments	2.2	5,756	6,382
Deferred income tax assets	2.17	1,282	540
Income tax assets		6,070	5,716
Other non-current assets	2.4	2,164	797
Total non-current assets		29,873	29,650
Total assets		79,890	83,355
LIABILITIES AND EQUITY
Current liabilities
Trade payables		694	367
Derivative financial instruments	2.3	42	2
Current income tax liabilities		2,043	3,885
Client deposits		38	32
Unearned revenue		2,295	1,777
Employee benefit obligations		1,421	1,359
Provisions	2.6	492	405
Other current liabilities	2.5	6,756	6,186
		13,781	14,013
Liabilities directly associated with assets held for sale	2.20	324	–
Total current liabilities		14,105	14,013
Non-current liabilities
Deferred income tax liabilities	2.17	541	207
Employee benefit obligations		48	–
Other non-current liabilities	2.5	272	153
Total liabilities		14,966	14,373
Equity
Share capital - 5 par value 2,40,00,00,000 (2,40,00,00,000) equity shares authorized, issued and outstanding 2,17,33,12,301 (2,28,56,55,150), net of 1,08,01,956 (1,12,89,514) treasury shares as at March 31, 2018 (March 31, 2017), respectively		1,088	1,144
Share premium		186	2,356
Retained earnings		61,241	65,056
Cash flow hedge reserves		–	39
Other reserves		1,583	–
Capital redemption reserve		56	–
Other components of equity		769	387
Total equity attributable to equity holders of the Company		64,923	68,982
Non-controlling interests		1	–
Total equity		64,924	68,982
Total liabilities and equity		79,890	83,355

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W 100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Consolidated Statement of Comprehensive Income for the		Three months ended March 31,		Year ended March 31,
	Note	2018	2017	2018	2017
Revenues	2.10	18,083	17,120	70,522	68,484
Cost of sales	2.11	11,554	10,770	45,130	43,253
Gross profit		6,529	6,350	25,392	25,231
Operating expenses:
Selling and marketing expenses	2.11	947	889	3,560	3,591
Administrative expenses	2.11	1,110	1,249	4,684	4,739
Total operating expenses		2,057	2,138	8,244	8,330
Operating profit		4,472	4,212	17,148	16,901
Other income, net	2.14 & 2.20	534	746	3,193	3,080
Share in net profit/(loss) of associate, including impairment	2.19	–	(25)	(71)	(30)
Profit before income taxes		5,006	4,933	20,270	19,951
Income tax expense	2.17	1,316	1,330	4,241	5,598
Net profit		3,690	3,603	16,029	14,353
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		34	20	55	(45)
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9		–	–	–	(35)
Equity instruments through other comprehensive income, net		9	(5)	7	(5)
		43	15	62	(85)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		2	11	(39)	39
Exchange differences on translation of foreign operations		200	(197)	321	(257)
Fair value changes on investments, net	2.2	(15)	(10)	(1)	(10)
		187	(196)	281	(228)
Total other comprehensive income/(loss), net of tax		230	(181)	343	(313)
Total comprehensive income		3,920	3,422	16,372	14,040
Profit attributable to:
Owners of the Company		3,690	3,603	16,029	14,353
Non-controlling interests		–	–	–	–
		3,690	3,603	16,029	14,353
Total comprehensive income attributable to:
Owners of the Company		3,920	3,422	16,372	14,040
Non-controlling interests		–	–	–	–
		3,920	3,422	16,372	14,040
Earnings per equity share
Basic ()		16.98	15.77	71.07	62.80
Diluted ()		16.97	15.76	71.00	62.77
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		217,32,77,060	228,56,54,881	225,53,32,322	228,56,39,447
Diluted		217,48,08,512	228,66,52,003	225,75,73,870	228,63,96,745

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W 100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Consolidated Statement of Changes in Equity

 (In crore except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company
Balance as at April 1, 2016	228,56,21,088	1,144	2,241	57,655	–	–	739	–	61,779
Changes in equity for the year ended March 31, 2017
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9 (3)	–	–	–	–	–	–	(35)	–	(35)
Shares issued on exercise of employee stock options (Refer to note 2.16)	34,062	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	1	–	–	–	–	–	1
Employee stock compensation expense (refer to note 2.16)	–	–	114	–	–	–	–	–	114
Transferred to other reserves	–	–	–	(953)	953	–	–	–	–
Transferred from other reserves on utilisation	–	–	–	953	(953)	–	–	–	–
Fair value changes on Cash flow hedge reserve* (Refer to note 2.3)	–	–	–	–	–	–	–	39	39
Equity instruments through other comprehensive income* (Refer to note 2.2 & 2.17)	–	–	–	–	–	–	(5)	–	(5)
Fair value changes on investments, net*	–	–	–	–	–	–	(10)	–	(10)
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	(45)	–	(45)
Dividends (including corporate dividend tax)	–	–	–	(6,952)	–	–	–	–	(6,952)
Net profit	–	–	–	14,353	–	–	–	–	14,353
Exchange differences on translation of foreign operations	–	–	–	–	–	–	(257)	–	(257)
Balance as at March 31, 2017	228,56,55,150	1,144	2,356	65,056	–	–	387	39	68,982
Changes in equity for the year ended March 31, 2018
Shares issued on exercise of employee stock options (Refer to note 2.16)	700,629	–	5	–	–	–	–	–	5
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.16)	–	–	79	–	–	–	–	–	79
Transfer on account of options not exercised	–	–	(2)	2	–	–	–	–	–
Transferred to other reserves	–	–	–	(2,200)	2,200	–	–	–	–
Transferred from other reserves on utilisation	–	–	–	617	(617)	–	–	–	–
Amount paid upon buyback (refer note 2.13)	(113,043,478)	(56)	(2,206)	(10,738)	–	–	–	–	(13,000)
Transaction costs related to buyback* (refer note 2.13)	–	–	(46)	–	–	–	–	–	(46)
Amount transferred to capital redemption reserve upon Buyback (refer note 2.13)	–	–	–	(56)	–	56	–	–	–
Fair value changes on derivatives designated as cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	–	(39)	(39)
Equity instruments through other comprehensive income* (Refer to note 2.2 & 2.17)	–	–	–	–	–	–	7	–	7
Fair value changes on investments, net*	–	–	–	–	–	–	(1)	–	(1)
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	55	–	55
Dividends (including corporate dividend tax)	–	–	–	(7,469)	–	–	–	–	(7,469)
Net profit	–	–	–	16,029	–	–	–	–	16,029
Exchange differences on translation of foreign operations	–	–	–	–	–	–	321	–	321
Balance as at March 31, 2018	217,33,12,301	1,088	186	61,241	1,583	56	769	0	64,923

* net of tax

(1)	excludes treasury shares of 10,801,956 as at March 31, 2018, 1,12,89,514 as at March 31,2017 and 1,13,23,576 as at April 1, 2016, held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Represents cumulative impact on account of adoption of IFRS 9, recorded in other comprehensive income during the year ended March 31, 2017. The adoption of IFRS 9 did not have a material impact on the financial statements.

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W 100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

Amendment to IAS 7:

Effective April 1, 2017, the Company adopted the amendment to IAS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material effect on the consolidated financial statements.

(In crore)

Particulars		Year ended March 31,
	Note	2018	2017
Operating activities:
Net Profit		16,029	14,353
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7 & 2.8	1,863	1,703
Income tax expense	2.17	4,241	5,598
Interest and dividend income		(829)	(348)
Effect of exchange rate changes on assets and liabilities		16	38
Impairment loss on financial assets		34	132
Impairment loss on assets held for sale	2.20	118	–
Share in net profit/(loss) of associate, including impairment		71	30
Stock compensation expense		84	117
Other adjustments		(133)	37
Changes in working capital
Trade receivables and unbilled revenue		(1,523)	(1,743)
Prepayments and other assets		(376)	(471)
Trade payables		328	(19)
Client deposits		6	4
Unearned revenue		673	445
Other liabilities and provisions		786	(160)
Cash generated from operations		21,388	19,716
Income taxes paid		(6,829)	(5,653)
Net cash provided by operating activities		14,559	14,063
Investing activities:
Expenditure on property, plant and equipment net of sale proceeds	2.7 & 2.8	(1,998)	(2,760)
Loans to employees		28	27
Deposits placed with corporation		(130)	(164)
Interest and dividend received		427	221
Payment of contingent consideration pertaining to acquisition of business	2.9	(33)	(36)
Payment of acquisition of business, net of cash acquired	2.9	(27)	–
Investment in equity and preference securities		(23)	(68)
Investment in others		(23)	(26)
Proceeds from equity and preference securities		35	–
Investment in certificates of deposit		(6,653)	(7,823)
Redemption of certificates of deposit		9,690	–
Investment in commercial papers		(291)
Investment in quoted debt securities		(106)	(4,278)
Redemption of quoted debt securities		115	7
Investment in liquid mutual fund units and fixed maturity plan securities		(62,063)	(54,215)
Redemption of liquid mutual fund units and fixed maturity plan securities		64,163	52,041
Net cash used in investing activities		3,111	(17,074)
Financing activities:
Payment of dividends (including corporate dividend tax)		(7,464)	(6,939)
Shares issued on exercise of employee stock options		5
Buy Back of equity shares including transaction cost		(13,046)	–
Net cash used in financing activities		(20,505)	(6,939)
Effect of exchange rate changes on cash and cash equivalents		81	(122)
Net increase/(decrease) in cash and cash equivalents		(2,835)	(9,950)
Cash and cash equivalents at the beginning of the period	2.1	22,625	32,697
Cash and cash equivalents at the end of the period	2.1	19,871	22,625
Supplementary information:
Restricted cash balance	2.1	533	572

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W 100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company’s American Depositary Shares (ADS) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Company has proposed to voluntarily delist its ADS from the Euronext Paris and Euronext London exchanges due to low average daily trading volume of its ADS on these exchanges. The proposed delisting is subject to approval from the said stock exchanges.

The Group's consolidated financial statements are authorized for issue by the Company's Board of Directors on April 13, 2018.

1.2 Basis of preparation of financial statements

These interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these consolidated financial statements do not include all the information required for a complete set of financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual consolidated financial statements for the year ended March 31, 2017. Accounting policies have been applied consistently to all periods presented in these interim consolidated financial statements.

Amounts for the three months and year ended March 31, 2017 and as at March 31, 2017 were audited by previous auditors - B S R & Co LLP.

As the quarter and period-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the period-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts, its subsidiaries and associate. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The Group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

e. Non-current assets and disposal groups held for sale

Assets and liabilities of disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the disposal groups have been estimated using valuation techniques (including income and market approach) which includes unobservable inputs.

1.6 Recent accounting pronouncements

1.6.1 Standards issued but not yet effective

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits two possible methods of transition:

•	Full retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8- Accounting Policies, Changes in Accounting Estimates and Errors
•	Cumulative catch-up approach - Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not plan to early adopt IFRS 15 and will adopt it on April 1, 2018. On completion of evaluation of the effect of adoption of IFRS 15, the Group has decided to use the cumulative catch-up transition method and accordingly comparatives for the year ending or ended March 31, 2018 and March 31, 2017 will not be retrospectively adjusted. The effect on adoption of IFRS 15 is expected to be insignificant.

IFRS 16 Leases :On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is currently evaluating the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and advance consideration: On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board (IASB) issued IFRS interpretation, IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group has elected to adopt IFRIC 22 prospectively on April 1, 2018. The effect on adoption of IFRIC 22 on the consolidated financial statements is insignificant.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 23 on the consolidated financial statements.

Amendment to IAS 19 – plan amendment, curtailment or settlement- On 7 February 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
•	to recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. The Group is evaluating the effect of this amendment on the consolidated financial statements and the impact is not expected to be material.

2. Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As at
	March 31, 2018	March 31, 2017
Cash and bank deposits	13,168	14,889
Deposits with financial institution	6,650	7,736
	19,818	22,625
Cash and cash equivalents included under assets classifed as held for sale (Refer note no 2.20)	53	–
	19,871	22,625

Cash and cash equivalents as at March 31, 2018 and March 31, 2017 include restricted cash and bank balances of 533 crore and 572 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As at
	March 31, 2018	March 31, 2017
Current Accounts
ANZ Bank, Taiwan	9	3
Axis Bank, India	–	1
Axis Bank - Unpaid Dividend Account	1	2
Banamex Bank, Mexico	2	2
Banamex Bank, Mexico (U.S. Dollar account)	13	8
Bank Leumi, Israel	–	11
Bank Leumi, Israel (US Dollar account)	–	2
Bank of America, Mexico	25	54
Bank of America, USA	1,172	1,030
Bank of Baroda, Mauritius	1	–
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	–
Bank Zachodni WBK S.A, Poland	17	4
Barclays Bank, UK	40	1
BNP Paribas Bank, Norway	88	17
China Merchants Bank, China	6	9
Citibank N.A., Australia	223	19
Citibank N.A., Brazil	14	30
Citibank N.A., China	116	61
Citibank N.A., China (U.S. Dollar account)	9	11
Citibank N.A., Costa Rica	1	5
Citibank N.A., Dubai	6	1
Citibank N.A., EEFC (U.S. Dollar account)	4	1
Citibank N.A., Hungary	6	3
Citibank N.A., India	3	3
Citibank N.A., Japan	18	12
Citibank N.A., New Zealand	11	10
Citibank N.A., Philippines (U.S. Dollar account)	–	1
Citibank N.A., Portugal	8	2
Citibank N.A., Romania	2	–
Citibank N.A., Singapore	4	2
Citibank N.A., South Africa	33	9
CitiBank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	2	1
CitiBank N.A., USA	3	78
Commerzbank, Germany	–	18
Danske Bank, Sweden	1	–
Deutsche Bank, Belgium	27	10
Deutsche Bank, Czech Republic	16	8
Deutsche Bank, Czech Republic (Euro account)	3	7
Deutsche Bank, Czech Republic (U.S. Dollar account)	2	30
Deutsche Bank, EEFC (Australian Dollar account)	2	38
Deutsche Bank, EEFC (Euro account)	34	25
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, EEFC (U.S. Dollar account)	32	76
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	9	10
Deutsche Bank, France	19	8
Deutsche Bank, Germany	100	48
Deutsche Bank, Hong Kong	1	–
Deutsche Bank, India	44	12
Deutsche Bank, Malaysia	5	7
Deutsche Bank, Netherlands	15	2
Deutsche Bank, Philippines	25	5
Deutsche Bank, Philippines (U.S. Dollar account)	3	4
Deutsche Bank, Poland	18	12
Deutsche Bank, Poland (Euro account)	8	4
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	5	1
Deutsche Bank, Singapore	17	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	29	9
Deutsche Bank, Switzerland (U.S. Dollar account)	–	1
Deutsche Bank, United Kingdom	79	26
Deutsche Bank, USA	2	12
HDFC Bank - Unpaid dividend account	1	2
HSBC Bank, Brazil	–	1
HSBC Bank, Dubai	2	–
HSBC Bank, Hong Kong	2	1
HSBC Bank, United Kingdom	6	–
ICICI Bank, EEFC (Euro account)	1	1
ICICI Bank, EEFC (U.S. Dollar account)	40	5
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	11	1
ICICI Bank, India	52	53
ICICI Bank - Unpaid dividend account	20	13
ING Bank, Belgium	–	2
Nordbanken, Sweden	50	33
Punjab National Bank, India	12	6
Raiffeisen Bank, Czech Republic	5	4
Raiffeisen Bank, Romania	3	4
Royal Bank of Canada, Canada	166	83
Santander Bank, Argentina	1	1
Silicon Valley Bank, USA	–	4
Silicon Valley Bank (Euro account)	–	19
Silicon Valley Bank (United Kingdom Pound Sterling account)	–	2
Splitska Banka D.D., Société Générale Group, Croatia	8	–
State Bank of India, India	1	7
The Saudi British Bank, Saudi Arabia	3	–
Union Bank of Switzerland AG	–	3
Union Bank of Switzerland AG (Euro account)	–	4
Wells Fargo Bank N.A., USA	–	33
Westpac, Australia	–	1
	2,725	2,061
Deposit Accounts
Axis Bank	–	1,175
Bank BGZ BNP Paribas S.A.	144	183
Barclays Bank	200	825
Canara Bank	235	261
Citibank	227	167
Deutsche Bank, AG	24	–
Deutsche Bank, Poland	211	71
HDFC Bank	2,498	469
HSBC Bank	–	500
ICICI Bank	3,699	4,869
IDBI Bank	250	1,750
IDFC Bank	1,500	200
IndusInd Bank	1,000	191
Kotak Mahindra Bank	–	535
South Indian Bank	450	450
Standard Chartered Bank	–	500
Syndicate Bank	–	49
Yes Bank	5	633
	10,443	12,828
Deposits with financial institution
HDFC Limited	5,450	7,036
LIC Housing Finance Limited	1,200	700
	6,650	7,736
Total	19,818	22,625

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

	As at
	March 31, 2018	March 31, 2017
(i) Current
Amortised Cost
Quoted debt securities
Cost	1	9
Fair Value through profit and loss
Liquid mutual funds
Fair value	81	1,803
Fixed Maturity Plan Securities
Fair value	–	151
Fair Value through other comprehensive income
Quoted Debt Securities
Fair value	763	102
Commercial papers
Fair value	293	–
Certificates of deposit
Fair value	5,269	7,905
	6,407	9,970

(In crore)

	As at
	March 31, 2018	March 31, 2017
(ii) Non-current
Amortised Cost
Quoted debt securities
Cost	1,896	1,898
Fair Value through other comprehensive income
Quoted debt securities
Fair value	3,215	3,873
Unquoted equity and preference securities
Fair value	138	159
Fair Value through profit and loss
Unquoted convertible promissory note
Fair value	12	10
Fixed Maturity Plan Securities
Fair value	429	407
Others
Fair value	66	35
	5,756	6,382

Total investments	12,163	16,352
Investments carried at amortised cost	1,897	1,907
Investments carried at fair value through other comprehensive income	9,678	12,039
Investments carried at fair value through profit or loss	588	2,406

Details of amounts recorded in Other comprehensive income:

(In crore)

	Three months ended
	March 31, 2018			March 31, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Quoted debt securities	(26)	3	(23)	(7)	–	(7)
Certificate of deposits	12	(4)	8	(5)	2	(3)
Unquoted equity and preference securities	6	3	9	(2)	(3)	(5)

(In crore)

	Year ended
	March 31, 2018			March 31, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Quoted debt securities	(13)	2	(11)	(7)	–	(7)
Certificate of deposits	16	(6)	10	(5)	2	(3)
Unquoted equity and preference securities	4	3	7	(2)	(3)	(5)

Method of fair valuation:

Class of investment	Method	Fair value
		As at March 31
		2018	2017
Mutual funds	Quoted price	81	1,803
Fixed maturity plan securities	Market observable inputs	429	558
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	2,151	2,168
Quoted debt securities- carried at FVOCI	Quoted price and market observable inputs	3,978	3,975
Certificate of deposits	Market observable inputs	5,269	7,905
Commercial papers	Market observable inputs	293	–
Unquoted equity instruments	Discounted cash flows method, Market multiples method, Option pricing model, etc.	138	159
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	12	10
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	66	35
		12,417	16,613

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

Note- Effective April 1, 2016, the group early adopted IFRS9 - Financial Instruments, with April 1, 2015 as the date of initial application. The impact of the adoption did not have a material impact on the financial statements. Hence, the company did not restate the prior period figures and the cumulative impact of 35 crore was recorded in other comprehensive income for the year ended March 31, 2017.

2.3 Financial instruments

Accounting Policy

Effective April 1, 2016, the Group has early adopted IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the Group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

- Financial assets carried at amortised cost

- Financial assets fair valued through other comprehensive income

- Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the interim condensed consolidated financial statements.

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	19,818	–	–	–	–	19,818	19,818
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	81	–	–	81	81
Fixed maturity plan securities	–	–	429	–	–	429	429
Quoted debt securities	1,897	–	–	–	3,978	5,875	6,129*
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial papers	–	–	–	–	293	293	293
Unquoted equity and preference securities	–	–	–	138	–	138	138
Unquoted investment others	–	–	66	–	–	66	66
Unquoted convertible promissory notes	–	–	12	–	–	12	12
Trade receivables	13,142	–	–	–	–	13,142	13,142
Unbilled revenue	4,261	–	–	–	–	4,261	4,261
Prepayments and other assets (Refer to Note 2.4)	2,966	–	–	–	–	2,966	2,882**
Derivative financial instruments	–	–	4	–	12	16	16
Total	42,084	–	592	138	9,552	52,366	52,536
Liabilities:
Trade payables	694	–	–	–	–	694	694
Derivative financial instruments	–	–	39	–	3	42	42
Other liabilities including contingent consideration (Refer to Note 2.5)	5,442	–	54	–	–	5,496	5,496
Total	6,136	–	93	–	3	6,232	6,232

* On account of fair value changes including interest accrued

** Excludes interest accrued on quoted debt securities carried at amortized cost

The carrying value and fair value of financial instruments by categories as at March 31, 2017 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	22,625	–	–	–	–	22,625	22,625
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	1,803	–	–	1,803	1,803
Fixed maturity plan securities	–	–	558	–	–	558	558
Quoted debt securities	1,907	–	–	–	3,975	5,882	6,143*
Certificates of deposit	–	–	–	–	7,905	7,905	7,905
Unquoted equity and preference securities	–	–	–	159	–	159	159
Unquoted investments others	–	–	35	–	–	35	35
Unquoted convertible promissory note	–	–	10	–	–	10	10
Trade receivables	12,322	–	–	–	–	12,322	12,322
Unbilled revenue	3,648	–	–	–	–	3,648	3,648
Prepayments and other assets (Refer to Note 2.4)	2,658	–	–	–	–	2,658	2,574**
Derivative financial instruments	–	–	232	–	52	284	284
Total	43,160	–	2,638	159	11,932	57,889	58,066
Liabilities:
Trade payables	367	–	–	–	–	367	367
Derivative financial instruments	–	–	2	–	–	2	2
Other liabilities including contingent consideration (Refer to Note 2.5)	4,973	–	85	–	–	5,058	5,058
Total	5,340	–	87	–	–	5,427	5,427

* On account of fair value changes including interest accrued

** Excludes interest accrued on quoted debt securities carried at amortized cost

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2018:

(In crore)

	As at March 31, 2018	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	81	81	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	429	–	429
Investments in quoted debt securities (Refer to Note 2.2)	6,129	4,574	1,555	–
Investments in certificates of deposit (Refer to Note 2.2)	5,269	–	5,269
Investments in commercial papers (Refer to Note 2.2)	293		293
Investments in equity and preference securities (Refer to Note 2.2)	138	–	–	138
Investment in unquoted investments others (Refer to Note 2.2)	66	–	–	66
Investment in unquoted convertible promissory note (Refer to Note 2.2)	12	–		12
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	42	–	42	–
Liability towards contingent consideration (Refer to Note 2.5)*	54	–	–	54

*Discounted contingent consideration of 21 crore pertaining to Brilliant Basics at 10%

During the year ended March 31, 2018, quoted debt securities of 402 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price and 1,122 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The movement in level 3 investments from March 31, 2017 to March 31, 2018 is on account of purchase of additional investments, disposals during the year and change in fair value.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2017:

(In crore)

	As at March 31, 2017	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,803	1,803	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	558	–	558	–
Investments in quoted debt securities (Refer to Note 2.2)	6,143	3,662	2,481	–
Investments in certificates of deposit (Refer to Note 2.2)	7,905	–	7,905	–
Investments in equity and preference securities(Refer to Note 2.2)	159	–	–	159
Investment in unquoted investments others (Refer to Note 2.2)	35	–	–	35
Investment in unquoted convertible promissory note (Refer to Note 2.2)	10	–	–	10
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	284	–	284	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer to Note 2.5)*	85	–	–	85

*Discounted 91 crore at 14.2%

During the year ended March 31, 2017, quoted debt securities of 115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as at March 31, 2018 from March 31, 2017 is mainly on account of settlement of 45 crore pertaining to Kallidus acquisiton and addition of 17 crore in relation to acquisition of Brilliant Basics Holdings Limited. (Refer note no. 2.9)

The movement in level 3 investments from March 31, 2017 to March 31, 2018 is on account of purchase of additional investments, disposals during the year and change in fair value.

Income from financial assets or liabilities is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Interest income from financial assets carried at amortised cost	382	444	1,674	2,361
Interest income on financial assets fair valued through other comprehensive income	133	160	682	190
Dividend income from investments carried at fair value through profit or loss	–	–	4	29
Gain / (loss) on investments carried at fair value through profit or loss	39	66	253	119
	554	670	2,613	2,699

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses foreign currency risk from financial instruments as at March 31, 2018:

 (In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Unbilled revenue	2,318	637	304	159	371	3,789
Other assets	318	26	26	14	99	483
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Accrued Expenses	(1,082)	(188)	(111)	(61)	(149)	(1,591)
Employee benefit obligations	(572)	(91)	(25)	(181)	(129)	(998)
Other liabilities	(635)	(138)	(79)	(31)	(318)	(1,201)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

The following table analyses foreign currency risk from financial instruments as at March 31, 2017:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,334	131	36	183	700	2,384
Trade receivables	8,345	1,244	775	561	702	11,627
Unbilled revenue	2,439	440	325	123	306	3,633
Other assets	423	95	47	36	97	698
Trade payables	(115)	(32)	(13)	(5)	(158)	(323)
Accrued expenses	(954)	(215)	(140)	(39)	(148)	(1,496)
Employee benefit obligations	(556)	(79)	(22)	(150)	(125)	(932)
Other liabilities	(619)	(112)	(49)	(22)	(274)	(1,076)
Net assets / (liabilities)	10,297	1,472	959	687	1,100	14,515

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Impact on Group's incremental operating margins	0.50%	0.50%	0.50%	0.50%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

Particulars	As at		As at
	March 31, 2018		March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Australian dollars	–	–	130	644
In Euro	–	–	95	658
In United Kingdom Pound Sterling	–	–	40	324
Option Contracts
In Australian dollars	60	300	–	–
In Euro	100	808	40	277
In United Kingdom Pound Sterling	20	184	–	–
Other derivatives
Forward contracts
In Australian dollars	5	25	35	174
In Canadian dollars	20	99	–	–
In Euro	91	735	114	786
In Japanese Yen	550	34	–	–
In New Zealand dollars	16	76	–	–
In Norwegian Krone	40	34	–	–
In South African Rand	25	14	–	–
In Singapore dollars	5	25	5	23
In Swedish Krona	50	40	50	36
In Swiss Franc	21	146	10	65
In U.S. dollars	623	4,061	526	3,411
In United Kingdom Pound Sterling	51	466	75	609
Option Contracts
In Australian dollars	20	100	–	–
In Canadian dollars	–	–	13	65
In Euro	45	363	25	173
In Swiss Franc	5	33	–	–
In U.S. dollars	320	2,086	195	1,265
In United Kingdom Pound Sterling	25	231	30	243
Total forwards & options		9,860		8,753

The group recognized a net loss of 130 crore and net gain of 290 crore on derivative financial instruments not designated as cash flow hedges for three months ended March 31, 2018 and March 31, 2017 respectively, and net gain of 1 crore and 591 crore on derivative financial instruments not designated as cash flow hedges during year ended March 31, 2018 and March 31, 2017.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

	As at
	March 31, 2018	March 31, 2017
Not later than one month	2,828	2,303
Later than one month and not later than three months	4,568	4,316
Later than three months and not later than one year	2,464	2,134
	9,860	8,753

During the year ended March 31, 2018 and March 31, 2017, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2018 and March 31, 2017:

(In crore)

	Three months ended		Year ended
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
Balance at the beginning of the period	(2)	28	39	–
Gain / (loss) recognised in other comprehensive income during the period	(9)	73	(93)	121
Amount reclassified to profit and loss during the period	11	(59)	41	(69)
Tax impact on above	–	(3)	13	(13)
Balance at the end of the period	–	39	–	39

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As at		As at
	March 31, 2018		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	20	(46)	285	(3)
Amount set off	(4)	4	(1)	1
Net amount presented in balance sheet	16	(42)	284	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 13,142 crore and 12,322 crore as at March 31, 2018 and March 31, 2017, respectively and unbilled revenue amounting to 4,261 crore and 3,648 crore as at March 31, 2018 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Revenue from top customer	3.6	3.3	3.4	3.4
Revenue from top ten customers	19.2	20.2	19.3	21.0

Credit risk exposure

The reversal of lifetime expected credit loss on customer balances for the three months and year ended March 31, 2018 was 27 crore and the allowance for lifetime expected credit losses for the year ended March 31, 2018 was 34 crore. The allowance for lifetime expected credit loss on customer balances for the three months and year ended March 31, 2017 was 57 crore and 132 crore, respectively.

Movement in credit loss allowance:

   (In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Balance at the beginning	470	362	411	289
Translation differences	7	(8)	10	(9)
Impairment loss recognised / (reversed)	(27)	57	34	132
Reclassified as held for sale (refer note no 2.20)	(1)	–	(1)	–
Write-offs	–	–	(5)	(1)
Balance at the end	449	411	449	411

The Company’s credit period generally ranges from 30-60 days.

Credit exposure

(In crore except otherwise stated)

	As at
	March 31, 2018	March 31, 2017
Trade receivables	13,142	12,322
Unbilled revenues	4,261	3,648
Days Sales Outstanding- DSO (days)	67	68

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures and certificates of deposit.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2018, the Group had a working capital of 34,176 crore including cash and cash equivalents of 19,818 crore and current investments of 6,407 crore. As at March 31, 2017, the Group had a working capital of 39,692 crore including cash and cash equivalents of 22,625 crore and current investments of 9,970 crore.

As at March 31, 2018 and March 31, 2017, the outstanding employee benefit obligations were 1,469 crore and 1,359 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	5,442	–	–	–	5,442
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	41	7	7	–	55

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	367	–	–	–	367
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	4,943	31	–	–	4,974
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	45	46	–	–	91

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As at
	March 31, 2018	March 31, 2017
Current
Rental deposits	13	9
Security deposits	9	10
Loans to employees	239	272
Prepaid expenses(1)	472	441
Interest accrued and not due	766	576
Withholding taxes and others(1)	1,032	1,886
Advance payments to vendors for supply of goods(1)	119	131
Deposit with corporations	1,535	1,416
Deferred contract cost(1)	44	78
Other assets	84	37
	4,313	4,856
Non-current
Loans to employees	36	29
Deposit with corporations	60	48
Rental deposits	171	175
Security deposits	53	86
Withholding taxes and others(1)	1,428	–
Deferred contract cost(1)	262	284
Prepaid expenses(1)	111	96
Prepaid gratuity(1)	43	79
	2,164	797
	6,477	5,653
Financial assets in prepayments and other assets	2,966	2,658

(1) Non financial assets

Withholding taxes primarily consist of input tax credits. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront cost incurred for the contract and are amortised over the term of the contract.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

	As at
	March 31, 2018	March 31, 2017
Current
Accrued compensation to employees	2,509	1,881
Accrued expenses	2,452	2,585
Withholding taxes and others(1)	1,240	1,226
Retainage	132	220
Liabilities of controlled trusts	139	145
Deferred income - government grant on land use rights(1)	1	1
Accrued gratuity (1)	–	1
Liability towards contingent consideration (Refer to Note 2.9)	41	45
Deferred rent (1)	32	2
Others	210	80
	6,756	6,186
Non-current
Liability towards contingent consideration (Refer to Note 2.9)	13	40
Accrued gratuity (1)	28	–
Accrued compensation to employees	–	30
Deferred income - government grant on land use rights(1)	44	41
Deferred rent (1)	151	–
Deferred income(1)	36	42
	272	153
	7,028	6,339
Financial liabilities included in other liabilities	5,496	5,026
Financial liability towards contingent consideration on an undiscounted basis (Refer to Note 2.9)	55	91

(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(In crore)

	As at
	March 31, 2018	March 31, 2017
Provision for post sales client support and other provisions	492	405
	492	405

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

	Three months ended March 31, 2018	Year ended March 31, 2018
Balance at the beginning	452	405
Provision recognized / (reversed)	48	143
Provision utilized	(18)	(62)
Translation difference	10	6
Balance at the end	492	492

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As at March 31, 2018 and March 31, 2017, claims against the company, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.17) amounted to 260 crore and 301 crore , respectively.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2018:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2018	1,806	7,680	3,248	4,820	1,821	30	19,405
Additions	94	416	128	120	54	2	814
Deletions	–	(1)	(4)	(30)	(2)	(1)	(38)
Reclassified as held for sale (refer note no 2.20)	–	–	(3)	(40)	(25)	–	(68)
Translation difference	–	35	4	14	13	–	66
Gross carrying value as at March 31, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Accumulated depreciation as at January 1, 2018	(30)	(2,645)	(2,242)	(3,498)	(1,269)	(18)	(9,702)
Depreciation	(1)	(71)	(103)	(175)	(64)	(1)	(415)
Accumulated depreciation on deletions	–	–	3	29	1	1	34
Reclassified as held for sale (refer note no 2.20)	–	–	2	25	20	–	47
Translation difference	–	(3)	(2)	(11)	(11)	–	(27)
Accumulated depreciation as at March 31, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Capital work-in progress as at March 31, 2018							2,027
Carrying value as at March 31, 2018	1,869	5,411	1,031	1,254	538	13	12,143
Capital work-in progress as at January 1, 2018							2,132
Carrying value as at January 1, 2018	1,776	5,035	1,006	1,322	552	12	11,835

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2017:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2017	1,682	6,907	2,945	4,467	1,688	32	17,721
Additions	82	399	87	145	86	1	800
Deletions	–	–	(7)	(64)	(74)	(2)	(147)
Translation difference	–	(27)	(2)	(7)	(6)	–	(42)
Gross carrying value as at March 31, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Accumulated depreciation as at January 1, 2017	(26)	(2,375)	(1,862)	(2,955)	(1,105)	(18)	(8,341)
Depreciation	(1)	(65)	(98)	(167)	(63)	(1)	(395)
Accumulated depreciation on deletions	–	–	7	64	73	2	146
Translation difference	–	–	1	6	2	–	9
Accumulated depreciation as at March 31, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Capital work-in progress as at March 31, 2017							1,965
Carrying value as at March 31, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as at January 1, 2017							2,030
Carrying value as at January 1, 2017	1,656	4,532	1,083	1,512	583	14	11,410

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Additions	136	789	364	471	190	5	1,955
Deletions	–	(1)	(18)	(110)	(19)	(5)	(153)
Reclassified as held for sale (refer note no 2.20)	–	–	(3)	(40)	(25)	–	(68)
Translation difference	–	63	7	22	21	–	113
Gross carrying value as at March 31, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Accumulated depreciation as at April 1, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Depreciation	(4)	(276)	(402)	(693)	(254)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	15	107	18	4	144
Reclassified as held for sale (refer note no 2.20)	–	–	2	25	20	–	47
Translation difference	–	(3)	(5)	(17)	(14)	–	(39)
Accumulated depreciation as at March 31, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Capital work-in progress as at March 31, 2018							2,027
Carrying value as at March 31, 2018	1,869	5,411	1,031	1,254	538	13	12,143
Capital work-in progress as at April 1, 2017							1,965
Carrying value as at April 1, 2017	1,737	4,839	1,071	1,489	601	14	11,716

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Additions	144	981	487	801	379	8	2,800
Deletions	–	–	(56)	(315)	(113)	(6)	(490)
Translation difference	–	(27)	(6)	(17)	(16)	–	(66)
Gross carrying value as at March 31, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Accumulated depreciation as at April 1, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Depreciation	(5)	(239)	(380)	(678)	(210)	(5)	(1,517)
Accumulated depreciation on deletions	–	–	31	230	92	5	358
Translation difference	–	–	5	13	11	–	29
Accumulated depreciation as at March 31, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Capital work-in progress as at March 31, 2017							1,965
Carrying value as at March 31, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as at April 1, 2016							1,893
Carrying value as at April 1, 2016	1,598	4,124	990	1,455	458	12	10,530

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 642 crore and 644 crore as at March 31, 2018 and March 31, 2017, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to either purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,452 crore and 1,149 crore, as at March 31, 2018 and March 31, 2017, respectively.

2.8 Goodwill and other intangible assets

2.8.1 Goodwill

Accounting Policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As at March 31,
	2018	2017
Carrying value at the beginning	3,652	3,764
Goodwill on Brilliant Basics acquisition (Refer to note 2.9)	35	–
Goodwill reclassified as held for sale (refer note no 2.20)	(1,609)	–
Translation differences	133	(112)
Carrying value at the end	2,211	3,652

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

The following table presents the allocation of goodwill to operating segments as at March 31, 2018 and March 31, 2017:

 (In crore)

Segment	As at March 31,
	2018	2017
Financial services	474	826
Manufacturing	252	409
Retail, Consumer packaged goods and Logistics	314	556
Life Sciences, Healthcare and Insurance	446	638
Energy & Utilities, Communication and Services	470	765
	1,956	3,194
Operating segments without significant goodwill	255	458
Total	2,211	3,652

The entire goodwill relating to Infosys BPM's (formerly Infosys BPO) acquisition of McCamish has been allocated to the Groups of CGU’s which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPM , Infosys Lodestone, Portland, Panaya, Kallidus d.b.a Skava and Brilliant Basics acquisitions has been allocated to the groups of CGU’s which are represented by a majority of the entity’s operating segment as at March 31, 2017

The goodwill relating to Infosys BPM, Infosys Lodestone and Portland acquisitions has been allocated to the groups of CGU’s which are represented by a majority of the entity’s operating segment as at March 31, 2018

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2018 and March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount. The key assumptions used for the calculations are as follows:

(in %)

	As at March 31,
	2018	2017
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	13.5	14.4

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. The Management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.8.2 Other intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated ammortisation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2018:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at January 1, 2018	756	399	21	1	69	90	62	1,398
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified as held for sale (refer note no 2.20)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation differences	18	8	–	–	4	2	–	32
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at January 1, 2018	(485)	(178)	(21)	(1)	(8)	(59)	(47)	(799)
Amortization expense	(19)	(20)	–	–	–	(2)	(2)	(43)
Deletions during the period	172	–	21	–	–	29	35	257
Reclassified as held for sale (refer note no 2.20)	56	182	–	1	–	21	–	260
Translation differences	(13)	(3)	–	–	(2)	(1)	1	(18)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at January 1, 2018	271	221	–	–	61	31	15	599
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2-10	5-8	–	–	50	3-10	5
Estimated Remaining Useful Life (in years)	0-5	–	–	–	43	2-7	3

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2017:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at January 1, 2017	777	424	21	1	69	94	64	1,450
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	(27)	(19)	–	–	(3)	(4)	(2)	(55)
Gross carrying value as at March 31, 2017	750	405	21	1	66	90	62	1,395
Accumulated amortization as at January 1, 2017	(371)	(106)	(21)	(1)	(7)	(48)	(35)	(589)
Amortization expense	(22)	(20)	–	–	–	(4)	(5)	(51)
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	11	5	–	–	–	3	2	21
Accumulated amortization as at March 31, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Carrying value as at January 1, 2017	406	318	–	–	62	46	29	861
Carrying value as at March 31, 2017	368	284	–	–	59	41	24	776

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2018:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2017	750	405	21	1	66	90	62	1,395
Additions during the period	12	–	–	–	–	–	–	12
Deletions during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified as held for sale (refer note no 2.20)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation differences	12	2	–	–	7	2	–	23
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(127)	(79)	–	–	(1)	(12)	(10)	(229)
Deletions during the period	172	–	21	–	–	29	35	257
Reclassified as held for sale (refer note no 2.20)	56	182	–	1	–	21	–	260
Translation differences	(8)	(1)	–	–	(2)	(1)	–	(12)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2-10	5-8	–	–	50	3-10	5
Estimated Remaining Useful Life (in years)	0-5	–	–	–	43	2-7	3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	(25)	(9)	–	–	(6)	(3)	(1)	(44)
Gross carrying value as at March 31, 2017	750	405	21	1	66	90	62	1,395
Accumulated amortization as at April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(91)	(63)	–	–	(1)	(14)	(17)	(186)
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	12	4	–	–	–	3	2	21
Accumulated amortization as at March 31, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Carrying value as at April 1, 2016	472	352	–	–	66	55	40	985
Carrying value as at March 31, 2017	368	284	–	–	59	41	24	776
Estimated Useful Life (in years)	3-10	5-8	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-6	3-6	–	–	44	1-8	1-4

During the year ended March 31, 2017, the management based on an internal evaluation reassessed the remaining useful life of certain technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the said asset which was 8 years had been revised to 3 years. Amortization expense for the year ended March 31, 2017 was higher by 19 crore due to the revision.

The amortization expense has been included under depreciation and amortization expense in the consolidated statement of comprehensive income

Research and development expense recognized in net profit in the consolidated statement of comprehensive income for the three months ended March 31, 2018 and March 31, 2017 was 192 crore and 193 crore respectively, and for the year ended March 31, 2018 and March 31, 2017 was 748 crore and 789 crore respectively.

2.9 Business combinations

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the Group at each anniversary. The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3. During the year ended March 31, 2016 based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

Business transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately 266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

The balance contingent consideration as at March 31, 2018 and March 31, 2017 is 34 crore and 91 crore respectively, on an undiscounted basis.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price
			allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amount has been largely recovered.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income.

Proposed acquisition

On April 13, 2018, the Company entered into a definitive agreement to acquire WongDoody Holding Company Inc., a US- based creative and consumer insights agency for a total consideration of up to $75 million (approximately 489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

2.10 Revenue from Operations

Accounting Policy:

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the three months and year ended March 31, 2018 and March 31, 2017 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Revenue from software services	17,592	16,593	68,460	66,383
Revenue from software products	491	527	2,062	2,101
	18,083	17,120	70,522	68,484

2.11 Expenses by nature

(In crore)

	Three months ended March 31		Year ended March 31,
	2018	2017	2018	2017
Employee benefit costs (Refer Note 2.12.4)	10,054	9,309	38,893	37,659
Depreciation and amortization charges (Refer Note 2.7 and 2.8)	458	446	1,863	1,703
Travelling costs	492	474	1,995	2,235
Consultancy and professional charges	282	229	1,043	763
Cost of Software packages for own use	216	218	876	795
Third party items bought for service delivery to clients	246	260	983	802
Communication costs	113	149	489	549
Cost of technical sub-contractors	1,106	1,000	4,296	3,833
Power and fuel	50	46	207	228
Repairs and maintenance	279	340	1,116	1,282
Rates and taxes	3	30	166	148
Insurance charges	16	16	55	56
Commission to non-whole time directors	2	2	9	10
Branding and marketing expenses	72	76	304	342
Provision for post-sales client support	60	16	142	80
Impairment loss recognised / (reversed) on financial assets (Refer Note 2.3)	2	58	71	140
Contribution towards Corporate Social Responsibility	22	44	156	230
Operating lease payments (Refer Note 2.15)	130	134	528	491
Others	8	61	182	237
Total cost of sales, selling and marketing expenses and administrative expenses	13,611	12,908	53,374	51,583

2.11.1 Break-up of expenses

Cost of sales

(In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Employee benefit costs	8,947	8,260	34,670	33,471
Depreciation and amortization	458	446	1,863	1,703
Travelling costs	347	341	1,451	1,649
Cost of technical sub-contractors	1,106	1,000	4,296	3,833
Cost of Software packages for own use	216	218	876	793
Third party items bought for service delivery to clients	246	260	983	802
Operating lease payments	79	74	319	307
Consultancy and professional charges	15	6	50	28
Communication costs	53	75	225	260
Repairs and maintenance	77	68	300	305
Provision for post-sales client support	60	16	142	80
Others	(50)	6	(45)	22
Total	11,554	10,770	45,130	43,253

Selling and marketing expenses

(In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Employee benefit costs	742	677	2741	2715
Travelling costs	79	81	306	351
Branding and marketing	72	76	304	342
Operating lease payments	19	19	78	68
Communication costs	5	8	22	22
Consultancy and professional charges	17	15	66	49
Others	13	13	43	44
Total	947	889	3,560	3,591

Administrative expenses

(In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Employee benefit costs	365	372	1,482	1,473
Consultancy and professional charges	250	208	927	686
Repairs and maintenance	202	271	816	971
Power and fuel	50	46	207	227
Communication costs	55	66	242	267
Travelling costs	66	52	238	235
Rates and taxes	3	30	166	148
Operating lease payments	32	41	131	116
Insurance charges	16	16	55	55
Impairment loss recognised/(reversed) on financial assets	2	58	71	140
Commission to non-whole time directors	2	2	9	10
Contribution towards Corporate Social Responsibility	22	44	156	230
Others	45	43	184	181
Total	1,110	1,249	4,684	4,739

2.12 EMPLOYEE BENEFITS

Accounting Policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and not reclassified to profit and loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Provident Fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2018 and March 31, 2017:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Change in benefit obligations
Benefit obligations at the beginning	1,117	944
Service cost	150	129
Interest expense	73	69
Remeasurements - Actuarial (gains)/ losses	(59)	67
Transfer in	28	–
Curtailment gain	–	(3)
Reclassified as held for sale (refer note no 2.20)	(1)	–
Benefits paid	(107)	(89)
Benefit obligations at the end	1,201	1,117
Change in plan assets
Fair value of plan assets at the beginning	1,195	947
Interest income	80	79
Remeasurements- Return on plan assets excluding amounts included in interest income	13	12
Contributions	35	246
Benefits paid	(107)	(89)
Fair value of plan assets at the end	1,216	1,195
Funded status	15	78
Prepaid gratuity benefit	43	79
Accrued gratuity	(28)	(1)

Amount for the three months and year ended March 31, 2018 and March 31, 2017 recognized in the statement of comprehensive income under employee benefit expense:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Service cost	38	32	150	129
Net interest on the net defined benefit liability/asset	(3)	(6)	(7)	(10)
Curtailment gain	–	–	–	(3)
Net gratuity cost	35	26	143	116

Amount for the three months and year ended March 31, 2018 and March 31, 2017 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(41)	(14)	(59)	67
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(3)	(8)	(13)	(12)
	(44)	(22)	(72)	55

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
(Gain)/loss from change in demographic assumptions	–	–	–	–
(Gain)/loss from change in financial assumptions	(27)	(18)	(41)	56
(Gain)/loss from experience adjustment	(14)	4	(18)	11
	(41)	(14)	(59)	67

Amunt recognised in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Cost of sales	32	23	128	103
Selling and marketing expenses	2	2	10	8
Administrative expenses	1	1	5	5
	35	26	143	116

The weighted-average assumptions used to determine benefit obligations as at March 31, 2018 and March 31, 2017 are set out below:

Particulars	As at
	March 31, 2018	March 31, 2017
Discount rate	7.5%	6.9%
Weighted average rate of increase in compensation levels	8%	8%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and years ended December 31, 2017 and Deember 31, 2016 are set out below:

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Discount rate(%)	6.9%	7.8%	6.9%	7.8%
Weighted average rate of increase in compensation levels(%)	8%	8%	8%	8%
Weighted average duration of defined benefit obligation(years)	6.1 years	6.1 years	6.1 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from percentage point increase / decrease in	As at March 31, 2018
Discount rate	58
Weighted average rate of increase in compensation levels	50

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As at March 31, 2018 and March 31, 2017, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended March 31, 2018, and March 31, 2017 were 23 crore and 30 crore, respectively.

Actual return on assets for the year ended March 31, 2018, and March 31, 2017 were 93 crore and 91 crore, respectively.

The Group expects to contribute 130 crore to the gratuity trusts during fiscal 2019.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	174
1-2 year	178
2-3 year	192
3-4 year	203
4-5 year	211
5-10 years	1,023

2.12.2 Superannuation

The group contributed 44 crore and 43 crore to the superannuation plan during the three months ended March 31, 2018 and March 31, 2017, respectively and 173 crore and 168 crore during the years ended March 31, 2018 and March 31, 2017 respectively and the same has been recognized in the consolidated statement of comprehensive income under the head employee benefit expense.

Superannuation contribution have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Cost of sales	39	38	154	149
Selling and marketing expenses	3	3	12	12
Administrative expenses	2	2	7	7
	44	43	173	168

2.12.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at March 31, 2018 and March 31, 2017, respectively.

The details of fund and plan asset position are as follows:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Plan assets at period end, at fair value	5,160	4,459
Present value of benefit obligation at period end	5,160	4,459
Asset recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

(In %)

Particulars	As at
	March 31, 2018	March 31, 2017
Government of India (GOI) bond yield (%)	7.50	6.90
Remaining term to maturity of portfolio (years)	5.9 year	6 years
Expected guaranteed interest rate (%)	8.55	8.60

The Group contributed 127 crore and 117 crore to the provident fund during the three months ended March 31, 2018 and March 31, 2017, respectively and 484 crore and 462 crore during the year ended March 31, 2018 and March 31, 2017, respectively. The same has been recognized in the consolidated statement of comprehensive income under the head employee benefit expense.

Provident Fund contribution have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Cost of sales	113	104	431	411
Selling and marketing expenses	9	8	34	33
Administrative expenses	5	5	19	18
	127	117	484	462

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.12.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Salaries and bonus(1)(2)	9,848	9,123	38,093	36,913
Defined contribution plans	68	64	260	252
Defined benefit plans	138	122	540	494
	10,054	9,309	38,893	37,659

(1)	Includes a employee stock compensation expense of 26 crore and 45 crore for the three months ended March 31, 2018 and March 31, 2017 respectively and 84 crore and 117 crore for the year ended March 31, 2018 and March 31, 2017 respectively.

(2)	Included in the above is a reversal of stock compensation cost of 35 crore for the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer note no. 2.13.

The employee benefit cost is recognised in the following line items in the statement of comprehensive income: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Cost of sales	8,947	8,260	34,670	33,471
Selling and marketing expenses	742	677	2,741	2,715
Administrative expenses	365	372	1,482	1,473
	10,054	9,309	38,893	37,659

2.13 Equity

2.13.1 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 1,08,01,956 and 1,12,89,514 shares were held by controlled trust, as at March 31, 2018 and March 31, 2017, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

Retained Earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity consist of currency translation, re-measurement of net defined benefit liability / asset, cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

2.13.2 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Amount of per share dividend recognised as distribution to equity shareholders:-

(In )

	Year ended March 31
	2018	2017
Final dividend for fiscal 2016	–	14.25
Interim dividend for fiscal 2017	–	11.00
Final dividend for fiscal 2017	14.75	–
Interim dividend for fiscal 2018	13.00	–

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

The Board of Directors recommended a final dividend of 20.50/- per equity share for the financial year ended March 31, 2018 and a special dividend of 10/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 23, 2018 and if approved would result in a cash outflow of approximately 7,949 crore (excluding dividend paid on treasury shares) inclusive dividend distribution tax.

The Board of Directors in their meeting on October 24, 2017 declared an interim dividend of 13/- per equity share which resulted in a net cash outflow of approximately 3,408 crore, (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

2.13.3 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.4 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.13.5 Share Options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans

2.14 Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPM (formerly Infosys BPO), controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Infosys Consulting Pte Ltd., Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income consists of the following:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Interest income on financial assets carried at amortized cost	382	444	1,674	2,361
Interest income on financial assets fair valued through other comprehensive income	133	160	682	190
Dividend income on investments carried at fair value through profit or loss	–	–	4	29
Gain/(loss) on investments carried at fair value through profit or loss	39	66	253	119
Exchange gains / (losses) on forward and options contracts	(130)	290	1	591
Exchange gains / (losses) on translation of other assets and liabilities	183	(262)	233	(359)
Impairment loss on disposal group held for sale (refer note no 2.20)	(118)	–	(118)	–
Others	45	48	464	149
	534	746	3,193	3,080

2.15 Operating leases

Accounting Policy

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases for the three months ended March 31, 2018 and March 31, 2017 was 130 crore and 134 crore, respectively and 528 crore and 491 crore for the year ended March 31, 2018 and March 31, 2017, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In crore)

	As of
	March 31, 2018	March 31, 2017
Within one year of the balance sheet date	456	461
Due in a period between one year and five years	1,388	1,237
Due after five years	874	740

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.16 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Amendment to IFRS 2:

Effective April 1, 2017, the Company has early adopted amendment to IFRS 2 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of the amendment did not have any material effect on the interim consolidated financial statements.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,08,01,956 and 1,12,89,514 shares as at March 31, 2018 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Salil Parekh (CEO & MD)

Pursuant to the approval of the shareholders through a postal ballot on February 20 , 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan , a) an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date b) a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and c) annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018,  the annual time based grant for FY18 of 28,256 RSUs and the one-time time based grant of 84,768 RSUs. The grants were made effective February 27, 2018. Though the annual time based grants for the remaining employment term have not been granted as of March 31, 2018 , in accordance with IFRS 2, Share based payments the company has recorded employment stock compensation expense.

Stock incentives granted to Dr. Vishal Sikka

Consequent to Dr. Vishal Sikka's resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance based awards) granted to him were forfeited

Stock incentives granted to COO:

The Nomination and Remuneration Committee ('Committee') in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U. B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted effective May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMPs (other than CEO, COO and Dr. Vishal Sikka)

On November 1, 2016, 2,47,250 RSUs and 5,02,550 stock options were granted under the 2015 plan, to key management personnel, other than Dr. Vishal Sikka and COO, based on fiscal 2016 performance. On August 1, 2017 58,150 RSUs and 44,450 ESOPs were granted to the General Counsel. These RSUs and stock options will vest within a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. On February 27, 2018, based on the recommendation and approval of the Nomination and Remuneration Committee the company granted 214,950 RSUs to the KMP other than CEO and COO. These instruments will vest over a period of 4 years and are subject to continued service.

During the year ended March 31, 2018, three of the KMPs have resigned (Refer note no. 2.19 Related party transactions for further details) and hence the RSUs and stock options granted to them were forfeited.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 25,06,740 RSUs and 7,03,300 ESOPs and 1,12,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the Company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, 7,450 incentive units (cash settled) were granted to employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service. On February 27, 2018 15,59,920 RSUs and 42,590 incentive units (cash settled) were granted to eligible employees. These instruments will vest over a period of 4 years and are subject to continued service.

As at March 31, 2018 and March 31, 2017, 1,11,757 and 1,06,845 incentive units were outstanding (net of forfeitures).

Break-up of employee stock compensation expense

(in crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Granted to:
KMP	1	12	-13	36
Employees other than KMP	25	33	97	81
Total (1)	26	45	84	117
(1) Cash settled stock compensation expense included in the above	2	1	5	1

(2)	Includes a reversal of stock compensation cost of 35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 6 crore and 3 crore as at March 31, 2018 and March 31, 2017, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and year ended March 31, 2018 is set out below:

Particulars	Three months ended March 31, 2018		Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	2,084,284	5	2,961,373	5
Granted	1,887,894	5	2,280,608	5
Exercised	115,996	5	648,217	5
Forfeited and expired	105,773	5	843,355	5
Outstanding at the end	3,750,409	5	3,750,409	5
Exercisable at the end	24,205	5	24,205	5
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,158,400	992	1,197,650	992
Granted	–	–	491,575	943
Exercised	52,412	983	52,412	983
Forfeited and expired	139,075	963	669,900	961
Outstanding at the end	966,913	986	966,913	986
Exercisable at the end	196,912	992	196,912	992

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and year ended March 31, 2017 is set out below:

Particulars	Three months ended March 31, 2017		Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	3,005,888	5	221,505	5
Granted	–	–	2,874,690	5
Forfeited and expired	41,095	5	100,760	5
Exercised	3,420	5	34,062	5
Outstanding at the end	2,961,373	5	2,961,373	5
Exercisable at the end	–	–	–	–
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,205,850	992	–	–
Granted	–	–	1,205,850	992
Exercised	–	–	–	–
Forfeited and expired	8,200	992	8,200	992
Outstanding at the end	1,197,650	992	1,197,650	992
Exercisable at the end	–	–	–	–

During the three months and year ended March 31, 2018, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,119 and 992 respectively.

During the three months ended and year ended March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 972 and 1,084, respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	3,750,409	1.89	5.00
900 - 1100 (ESOP)	966,913	6.60	992.68
	4,717,322	2.57	207.45

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,961,373	1.88	5.00
900 - 1100 (ESOP)	1,197,650	7.09	1,026.50
	4,159,023	3.38	299.16

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	1,144	923	16.61	14.65
Exercise price ()/ ($- ADS)	5.00	919	0.08	14.67
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,066	254	15.47	2.93

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.17 Income taxes

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Current taxes
Domestic taxes	1,160	860	4,658	4,137
Foreign taxes	306	389	(77)	1,516
	1,466	1,249	4,581	5,653
Deferred taxes
Domestic taxes	(118)	39	(518)	(4)
Foreign taxes	(32)	42	178	(51)
	(150)	81	(340)	(55)
Income tax expense	1,316	1,330	4,241	5,598

Advance Pricing Agreement (“APA”)

During the three months ended December 31, 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations.

During the three months ended December 31, 2017, in accordance with the APA, the company has reversed income tax expense provision of 1,432 crore which pertains to previous periods. This comprises of current tax expense of 1,610 crore, reversal of 132 crore on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of 46 crore pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA. In line with the APA, the Company has to pay an amount of approximately 1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid 479 crore during the three months ended March 31, 2018 and the balance amount is expected to be paid over the next few quarters.

Additionally, income tax expense for the three months and year ended March 31, 2018 includes reversal (net of provisions) of  117 crore and 291 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

Income tax expense for the three months and year ended March 31, 2017 includes reversal (net of provisions) of  91 crore and 152 crore, respectively, pertaining to prior periods.

The “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During the year ended March 31, 2018 , the US tax reforms has resulted in a positive impact of 155 crore on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

During the three months ended March 31, 2018 and March 31, 2017, a current tax charge of 10 crore and 2 crore respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the year ended March 31, 2018 and March 31, 2017, a current tax charge of 17 crore and current tax credit 10 crore respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the three months ended March 31, 2018, a deferred tax charge of less than 1 crore and a deferred tax credit of 2 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in non-convertible debentures, certificates of deposit, commercial papers and equity & preference securities.

During the year ended March 31, 2018, a deferred tax credit of 13 crore and a deferred tax charge of 1 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in non-convertible debentures, certificates of deposit, commercial papers and equity & preference securities. During the year ended March 31, 2017, a deferred tax charge of 13 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Profit before income taxes	5,006	4,933	20,270	19,951
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	1,732	1,707	7,015	6,905
Tax effect due to non-taxable income for Indian tax purposes	(631)	(433)	(2,068)	(1,982)
Overseas taxes	247	137	701	750
Tax provision (reversals)	(117)	(91)	(1,617)	(152)
Effect of exempt non-operating income	(6)	(8)	(66)	(65)
Effect of unrecognized deferred tax assets	49	32	188	93
Effect of differential overseas tax rates	27	35	52	64
Effect of non-deductible expenses	40	(47)	57	26
Branch profit tax (net of credits)	(55)	–	(210)	–
Subsidiary dividend distribution tax	–	–	172	–
Others	30	(2)	17	(41)
Income tax expense	1,316	1,330	4,241	5,598

The applicable Indian statutory tax rates for each of fiscal year 2018 and fiscal year 2017 is 34.61%.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2018, Infosys' U.S. branch net assets amounted to approximately 5,030 crore. During the year ended March 31, 2018, an additional deferred tax liability has been created for branch profit tax amounting to 46 crore on account of conclusion of APA explained above. Further, on account of US tax Reforms, the company has a credit of 155 crore pertaining to Branch Profit Tax for the year ended March 31, 2018. The company has also reversed 55 crore of Branch Profit tax during the year ended March 31, 2018 towards current taxes. As of March 31, 2018, the Company has a deferred tax liability for branch profit tax of 164 crore (net of credits) , as the Company estimates that these branch profits are expected to be distributed in the foreseeable future

During the year ended March 31, 2018, the Company received 846 crore as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the Group has recorded a charge of 172 crore as income tax expense during the year ended March 31, 2018.

Other income for the three months and year ended March 31, 2018 includes interest on income tax refund of Nil and 262 crore respectively.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,045 crore and 5,309 crore as at March 31, 2018 and March 31, 2017, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2018 and March 31, 2017:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Income tax assets	6,070	5,716
Current income tax liabilities	2,043	3,885
Net current income tax asset/ (liability) at the end	4,027	1,831

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2018 and March 31, 2017 is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Net current income tax asset/ (liability) at the beginning	3,515	1,454	1,831	1,820
Translation differences	17	–	6	–
Income tax paid	2,012	1,628	6,829	5,653
Current income tax expense	(1,466)	(1,249)	(4,581)	(5,653)
Income tax benefit arising on exercise of stock options	–	–	–	1
Reclassified as held for sale (refer note 2.20)	(41)	–	(41)	–
Income tax on other comprehensive income	(10)	(2)	(17)	10
Net current income tax asset/ (liability) at the end	4,027	1,831	4,027	1,831

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

	As at
	March 31, 2018	March 31, 2017
Deferred income tax assets
Property, plant and equipment	215	138
Computer software	–	40
Accrued compensation to employees	12	57
Trade receivables	141	136
Compensated absences	366	374
Post sales client support	98	97
Derivative financial instruments	13	–
Intangibles	9	22
Credits related to branch profits	341	–
Others	117	143
Total deferred income tax assets	1,312	1007
Deferred income tax liabilities
Intangible asset	(38)	(206)
Branch profit tax	(505)	(327)
Derivative financial instruments	(2)	(74)
Others	(26)	(67)
Total deferred income tax liabilities	(571)	(674)
Deferred income tax assets after set off	1,282	540
Deferred income tax liabilities after set off	(541)	(207)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The gross movement in the deferred income tax account for the three months and year ended March 31, 2018 and March 31, 2017, is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Net deferred income tax asset at the beginning	539	396	333	280
Impact on adoption of IFRS 9	–	–	–	4
Addition through business combination (Refer note no. 2.9)	–	–	(2)	–
Translation differences	(3)	21	5	7
Credits / (charge) relating to temporary differences	150	(81)	340	55
Reclassified as held for sale (refer note 2.20)	53	–	53	–
Temporary differences on other comprehensive income	2	(3)	12	(13)
Net deferred income tax asset at the end	741	333	741	333

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Entire deferred income tax, except for a credit of 155 crore (on account of US Tax Reforms explained above), for the year ended March 31, 2018, relates to origination and reversal of temporary differences

The credit relating to temporary differences during the year ended March 31, 2018 are primarily on account of property plant and equipment and trade receivables partially offset by accrued compensation to employees. The credit relating to temporary differences during the year ended March 31, 2017 are primarily on account of property, plant and equipment and compensated absences partially offset by trade receivables and post sales client support.

As at March 31, 2018, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 4,542 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Income tax claims amounting to 4,670 crore has not been considered as claims not acknowledged as debt because the Company has received favourable decisions on similar claims and therefore based on its assessment, is of the view that any liability resulting from these claims is remote and will not sustain on ultimate resolution.

Amount paid to statutory authorities against the above tax claims amounted to 6,540 crore.

As at March 31, 2017, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 6,378 crore. Amount paid to statutory authorities against this amounted to 4,682 crore.

2.18 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	2,173,277,060	228,56,54,881	225,53,32,322	228,56,39,447
Effect of dilutive common equivalent shares - share options outstanding	1,531,452	997,122	2,241,548	757,298
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,174,808,512	228,66,52,003	2,257,573,870	228,63,96,745

(1)excludes treasury shares

For the three months and year ended March 31, 2018, 574 and 67,238 number of options to purchase equity shares had an anti-dilutive effect respectively.

For the three months and year ended March 31, 2017, 2,59,526 and 1,12,190 number of options to purchase equity shares had an anti-dilutive effect respectively.

2.19 Related party transactions

List of related parties:

Name of subsidiaries	Country	Holdings as at March 31,
		2018	2017
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Lodestone Management Consultants GmbH(1)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	–
Infosys Arabia Limited(3)	Saudi Arabia	70%	–
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Ltd.(5)(6)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(7)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(7)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (7)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(7)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(7)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(4)(8)	U.S.	100%	100%
Infosys Management Consulting Pty Limited(8)	Australia	100%	100%
Infosys Consulting AG(8)	Switzerland	100%	100%
Infosys Consulting GmbH(8)	Germany	100%	100%
Infosys Consulting SAS(8)	France	100%	100%
Infosys Consulting s.r.o.(8)	Czech Republic	100%	100%
Lodestone Management Consultants Co., Ltd.(8)	China	100%	100%
Infy Consulting Company Ltd(8)	U.K.	100%	100%
Infy Consulting B.V.(8)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(8)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (8)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(8)	Romania	100%	100%
Infosys Consulting S.R.L.(8)	Argentina	100%	100%
Lodestone GmbH(8)(9)	Switzerland	–	–
Lodestone Augmentis AG (10)(11)	Switzerland	–	–
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(12)	Belgium	99.90%	99.90%
Infosys Consulting Ltda.(12)	Brazil	99.99%	99.99%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(13)	Israel	100%	100%
Panaya GmbH(13)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(13)	Japan	100%	100%
Panaya Pty Ltd.(13)(14)	Australia	–	–
Noah Consulting LLC (Noah)(15)	U.S.	–	100%
Noah Information Management Consulting Inc. (Noah Canada)(16)(17)	Canada	–	100%
Brilliant Basics Holdings Limited(18)	U.K.	100%	–
Brilliant Basics Limited(19)	U.K.	100%	–
Brilliant Basics (MENA) DMCC(19)	Dubai	100%	–
Infosys Consulting Pte Limited(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(20)	Dubai	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Incorporated effective November 20, 2017
(3)	Subsidiary of Infosys Limited
(4)	Under liquidation
(5)	Wholly owned subsidiary of Infosys Public Services, Inc.
(6)	Liquidated effective May 9, 2017
(7)	Wholly owned subsidiary of Infosys BPM (formerly Infosys BPO Limited).
(8)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(9)	Liquidated effective December 21, 2016
(10)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(11)	Liquidated effective October 5, 2016
(12)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(13)	Wholly owned subsidiary of Panaya Inc.
(14)	Liquidated effective November 16, 2016
(15)	Liquidated effective November 9, 2017
(16)	Wholly owned subsidiary of Noah
(17)	Liquidated effective December 20, 2017
(18)	On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK. Refer note no. 2.9
(19)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(20)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holdings as at March 31,
		2018	2017
DWA Nova LLC(1)	U.S.	–	16%

(1)	During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM (formerly Infosys BPO)
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM (formerly Infosys BPO)
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees' Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.12 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad (appointed effective October 14, 2016)

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

M. D. Ranganath, Chief Financial Officer

David D. Kennedy, General Counsel and Chief Compliance Officer (resigned effective December 31, 2016)

Mohit Joshi, President (appointed effective October 13, 2016)

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Ravi Kumar S, President and Deputy Chief Operating Officer (effective October 13, 2016)

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources (effective October 13, 2016)

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A. G. S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)	19	18	48	84
Commission and other benefits to non-executive/independent directors	2	3	10	11
Total	21	21	58	95

(1)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.
(2)	Total employee stock compensation expense for the three months and year ended March 31, 2018 includes a charge of 1 crore and a reversal of 13 crore, respectively towards key managerial personnel. For the three months and year ended March 31, 2017, an employee stock compensation expense of 12 crore and 36 crore, respectively, was recorded towards key managerial personnel. (Refer to note 2.16)
(3)	Includes a reversal of stock compensation cost of 35 crore for the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.16)
(4)	Includes 6 crore payable under severance agreement to David Kennedy, General counsel and Chief compliance officer during the three months ended December 31, 2016

2.20 Disposal group held for sale

Accounting policy

Non current assets and disposal groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell.

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to 2,060 crore and liabilities amounting to 324 crore in respect of the disposal group have been reclassified as “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of 118 crore in respect of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018.

The disposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

2.21 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the "management approach" as defined in IFRS 8, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-TECH), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan, China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Business segments

Three months ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	4,683	1,965	4,437	2,830	2,425	1,302	441	18,083
	4,655	1,918	3,963	2,710	2,148	1,211	515	17,120
Identifiable operating expenses	2,373	1,077	2,218	1,350	1,200	676	250	9,144
	2,319	1,006	1,934	1,305	1,059	642	328	8,593
Allocated expenses	989	443	1,000	638	547	294	100	4,011
	1,008	440	909	621	493	278	117	3,866
Segment profit	1,321	445	1,219	842	678	332	91	4,928
	1,328	472	1,120	784	596	291	70	4,661
Unallocable expenses								456
								449
Operating profit								4,472
								4,212
Other income, net (Refer to note 2.14 and 2.20)								534
								746
Share in net profit/(loss) of associate, including impairment								-
								(25)
Profit before income taxes								5,006
								4,933
Income tax expense								1,316
								1,330
Net profit								3,690
								3,603
Depreciation and amortization								458
								446
Non-cash expenses other than depreciation and amortization								116
								21

Year ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	18,638	7,699	16,757	11,104	9,271	5,047	2,006	70,522
	18,555	7,507	15,430	11,225	8,437	5,122	2,208	68,484
Identifiable operating expenses	9,476	4,135	8,411	5,339	4,596	2,679	1,162	35,798
	9,271	3,922	7,430	5,378	4,178	2,659	1,406	34,244
Allocated expenses	3,955	1,745	3,796	2,516	2,100	1,144	455	15,711
	4,075	1,737	3,569	2,598	1,951	1,186	510	15,626
Segment profit	5,207	1,819	4,550	3,249	2,575	1,224	389	19,013
	5,209	1,848	4,431	3,249	2,308	1,277	292	18,614
Unallocable expenses								1,865
								1,713
Operating profit								17,148
								16,901
Other income, net (Refer to note 2.14 and 2.20)								3,193
								3,080
Share in net profit/(loss) of associate, including impairment								(71)
								(30)
Profit before income taxes								20,270
								19,951
Income tax expense								4,241
								5,598
Net profit								16,029
								14,353
Depreciation and amortization								1,863
								1,703
Non-cash expenses other than depreciation and amortization								191
								28

2.20.2 Geographic segments

Three months ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	10,741	4,485	513	2,344	18,083
	10,666	3,784	546	2,124	17,120
Identifiable operating expenses	5,556	2,301	199	1,088	9,144
	5,464	1,917	234	978	8,593
Allocated expenses	2,415	1,009	97	490	4,011
	2,441	864	107	454	3,866
Segment profit	2,770	1,175	217	766	4,928
	2,761	1,003	205	692	4,661
Unallocable expenses					456
					449
Operating profit					4,472
					4,212
Other income, net (Refer to note 2.14 and 2.20)					534
					746
Share in net profit/(loss) of associate, including impairment					–
					(25)
Profit before income taxes					5,006
					4,933
Income tax expense					1,316
					1,330
Net profit					3,690
					3,603
Depreciation and amortization					458
					446
Non-cash expenses other than depreciation and amortization					116
					21

Year ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	42,575	16,738	2,231	8,978	70,522
	42,408	15,392	2,180	8,504	68,484
Identifiable operating expenses	22,105	8,535	906	4,252	35,798
	21,618	7,694	1,002	3,930	34,244
Allocated expenses	9,624	3,778	426	1,883	15,711
	9,799	3,548	442	1,837	15,626
Segment profit	10,846	4,425	899	2,843	19,013
	10,991	4,150	736	2,737	18,614
Unallocable expenses					1,865
					1,713
Operating profit					17,148
					16,901
Other income, net (Refer to note 2.14 and 2.20)					3,193
					3,080
Share in net profit/(loss) of associate, including impairment					(71)
					(30)
Profit before income taxes					20,270
					19,951
Income tax expense					4,241
					5,598
Net profit					16,029
					14,353
Depreciation and amortization					1,863
					1,703
Non-cash expenses other than depreciation and amortization					191
					28

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2018 and March 31, 2017.

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary